

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

November 10, 2008

Mr. Arthur L. Herbst, Jr.
President and Chief Financial Officer
Young Innovations, Inc.
13705 Shoreline Court East
Earth City, Missouri 63045

> **Re:** **Young Innovations, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed March 14, 2008**
> **File No. 000-23213**

Dear Mr. Herbst:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief